STATEMENT OF INVESTMENTS

Dreyfus Intermediate Municipal Bond Fund, Inc.

February 28, 2007 (Unaudited)

Long-Term Municipal Investments--101.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--2.9%				
Alabama Port Authority, Docks Facilities Revenue (Insured; MBIA)	5.00	10/1/22	5,000,000	5,413,550
Huntsville Health Care Authority, Revenue (Insured; MBIA)	5.00	6/1/13	1,600,000	1,702,016
Jefferson County, Limited Obligation School Warrants	5.50	1/1/21	7,500,000	8,221,200
Jefferson County, Limited Obligation School Warrants	5.25	1/1/23	5,500,000	5,916,185
McIntosh Industrial Development Board, Environmental Facilities Revenue (Ciba Specialty Chemicals Corp. Project)	4.65	6/1/08	375,000	378,094
Alaska--4.5%				
Alaska International Airports, Revenue (Insured; AMBAC)	5.50	10/1/11	2,560,000	2,753,408
Alaska International Airports, Revenue (Insured; AMBAC)	5.50	10/1/12	1,620,000	1,764,731
Alaska Student Loan Corp., Student Loan Revenue (Insured; AMBAC)	6.00	7/1/16	6,380,000	6,787,363
Anchorage (Insured; FGIC)	5.88	12/1/10	2,365,000 [a]	2,550,250
Anchorage (Insured; FGIC)	5.88	12/1/10	1,500,000 [a]	1,617,495
Anchorage, Electric Utility Revenue (Insured; MBIA)	6.50	12/1/08	2,755,000	2,886,166
Anchorage, Electric Utility Revenue (Insured; MBIA)	6.50	12/1/09	2,910,000	3,123,565
Anchorage, GO (Schools) (Insured; FGIC)	5.25	9/1/18	2,000,000	2,168,820
Anchorage, LR, Correctional Facility (Insured; FSA)	5.88	2/1/10	3,175,000 [a]	3,371,469
Northern Tobacco Securitization Corp., Tobacco Settlement Asset-Backed Bonds	6.00	6/1/10	4,745,000 [a]	5,077,530
Northern Tobacco Securitization Corp., Tobacco Settlement				

Asset-Backed Bonds	6.20	6/1/10	1,920,000 a	2,017,920
California--8.0%				
ABAG Finance Authority for Nonprofit Corp., Revenue (San Diego Hospital Association)	5.13	3/1/18	1,000,000	1,059,080
Arcadia Unified School District, GO (Insured; FSA)	0.00	8/1/20	1,635,000	901,670
Bay Area Infrastructure Financing Authority, State Payment Acceleration Notes (Insured; XLCA)	5.00	8/1/17	3,000,000	3,210,510
California, GO	5.00	8/1/22	5,000,000	5,360,050
California Health Facilities Financing Authority, Revenue (Cedars-Sinai Medical Center)	5.00	11/15/19	1,500,000	1,589,535
California Housing Finance Agency, Home Mortgage Revenue	4.55	8/1/21	5,000,000	5,071,300
California Infrastructure and Economic Development Bank, Bay Area Toll Bridges Seismic Retrofit Revenue (First Lien) (Insured; FSA)	5.25	7/1/13	3,300,000 a	3,618,846
California Pollution Control Financing Authority, SWDR (Republic Services, Inc. Project)	5.25	12/1/17	4,000,000	4,285,080
California State Public Works Board, LR (Department of Mental Health-Coalinga State Hospital)	5.50	6/1/18	3,000,000	3,336,960
California Statewide Communities Development Authority, MFHR (Equity Residential/Skylark Apartments)	5.20	6/15/09	3,000,000	3,089,040
California Statewide Communities Development Authority, Revenue (Huntington Memorial Hospital)	5.00	7/1/17	2,895,000	3,103,787
Elsinore Valley Municipal Water District, COP (Insured; FGIC)	5.38	7/1/16	3,295,000	3,724,602
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue	7.00	1/1/08	5,000,000	5,143,350
Golden State Tobacco Securitization Corp., Enhanced Tobacco Settlement Asset-Backed Bonds	5.75	6/1/08	6,950,000 a	7,132,229
Golden State Tobacco Securitization Corp., Enhanced Tobacco Settlement Asset-Backed Bonds	5.00	6/1/19	2,000,000	2,058,120
Los Angeles County Public Works				

Financing Authority, Revenue (Regional Park and Open Space District)	5.00	10/1/19	1,915,000	1,947,823
Sacramento County Sanitation District Financing Authority, Revenue (Sacramento Regional County Sanitation District) (Insured; FGIC)	5.25	12/1/23	3,125,000 b	3,633,969
Tobacco Securitization Authority of Southern California, Tobacco Settlement Asset-Backed Bonds (San Diego County Tobacco Asset Securitization Corp.)	4.75	6/1/25	2,500,000	2,511,250
Colorado--.7%				
El Paso County School District (Number 11 Colorado Springs)	6.25	12/1/09	1,000,000	1,067,300
El Paso County School District (Number 11 Colorado Springs)	6.50	12/1/10	2,000,000	2,197,620
El Paso County School District (Number 11 Colorado Springs)	6.50	12/1/11	2,040,000	2,290,757
Connecticut--.1%				
Mashantucket Western Pequot Tribe, Special Revenue	5.60	9/1/09	1,000,000 c	1,025,900
District of Columbia--1.2%				
District of Columbia (Insured; MBIA)	6.00	6/1/12	3,280,000	3,631,485
District of Columbia, Revenue (Howard University Issue) (Insured; AMBAC)	5.00	10/1/21	2,545,000	2,759,722
District of Columbia, Revenue (Howard University Issue) (Insured; AMBAC)	5.00	10/1/22	2,660,000	2,882,216
Florida--4.1%				
Collier County, Gas Tax Revenue (Insured; AMBAC)	5.25	6/1/19	2,190,000	2,367,171
Florida Hurricane Catastrophe Fund Finance Corporation, Revenue	5.00	7/1/12	5,000,000	5,308,450
Hillsborough County Industrial Development Authority, PCR (Tampa Electric Co. Project)	5.10	10/1/13	5,000,000	5,234,450
Lee County Industrial Development Authority, Healthcare Facilities Revenue (Cypress Cove at Healthpark Florida, Inc. Project)	4.75	10/1/08	1,155,000	1,156,166
Miami-Dade County School Board, COP (Master Lease Purchase Agreement) (Insured; FGIC)	5.00	8/1/15	5,000,000	5,362,650
Miami-Dade County School Board, COP (Master Lease Purchase				

Agreement) (Insured; FGIC)	5.25	10/1/17	5,000,000	5,453,400
Palm Beach County School Board,				
COP (Insured; AMBAC)	5.38	8/1/14	4,000,000	4,413,120
Polk County,				
Utility System Revenue				
(Insured; FGIC)	5.25	10/1/18	2,000,000	2,170,660
Georgia--3.0%				
Athens Housing Authority,				
Student Housing LR (UGAREF				
East Campus Housing, LLC				
Project) (Insured; AMBAC)	5.25	12/1/15	2,560,000	2,749,798
Athens Housing Authority,				
Student Housing LR (UGAREF				
East Campus Housing, LLC				
Project) (Insured; AMBAC)	5.25	12/1/16	2,700,000	2,895,858
Atlanta,				
Water and Wastewater Revenue				
(Insured; FSA)	5.25	11/1/15	5,000,000	5,495,200
Milledgeville and Baldwin County				
Development Authority, Revenue				
(Georgia College and State				
University Foundation Property				
III, LLC Student Housing				
System Project)	6.00	9/1/10	1,275,000	1,356,536
Milledgeville and Baldwin County				
Development Authority, Revenue				
(Georgia College and State				
University Foundation Property				
III, LLC Student Housing				
System Project)	5.25	9/1/19	1,710,000	1,837,104
Municipal Electric Authority of				
Georgia (Combustion Turbine				
Project) (Insured; MBIA)	5.25	11/1/12	2,735,000	2,953,691
Municipal Electric Authority of				
Georgia (Combustion Turbine				
Project) (Insured; MBIA)	5.25	11/1/16	5,000,000	5,372,000
Hawaii--.4%				
Kuakini Health System,				
Special Purpose Revenue	5.50	7/1/12	2,575,000	2,726,590
Illinois--3.8%				
Chicago Housing Authority,				
Revenue (Capital Program)	5.00	7/1/09	2,500,000	2,570,725
Chicago Housing Authority,				
Revenue (Capital Program)	5.25	7/1/10	2,420,000	2,534,829
Chicago O'Hare International				
Airport, General Airport Third				
Lien Revenue (Insured; CIFG)	5.50	1/1/15	6,450,000	7,106,868
Chicago O'Hare International				
Airport, Second Lien Passenger				
Facility Charge Revenue				
(Insured; AMBAC)	5.25	1/1/10	3,095,000	3,207,875
Chicago Park District,				

GO Limited Tax Park (Insured; FGIC)	5.50	7/1/11	4,005,000 a	4,300,649
Chicago Park District,				
GO Limited Tax Park (Insured; FGIC)	5.50	1/1/20	1,300,000	1,388,426
Illinois Health Facilities Authority, Revenue (The Passavant Memorial Area Hospital Association Project)	5.65	10/1/10	4,850,000 a	5,206,863
Metropolitan Pier and Exposition Authority, Dedicated State Tax Revenue (McCormick Place Expansion Project) (Insured; MBIA)	0/5.55	6/15/21	2,500,000 d	2,143,225
Indiana--.9%				
Indianapolis Local Public Improvement Bond Bank (Insured; FSA)	6.50	1/1/11	6,415,000	7,053,549
Kansas--1.9%				
Wyandotte County/Kansas City Unified Government, Tax-Exempt Sales Tax Special Obligation Revenue (Redevelopment Project Area B)	4.75	12/1/16	3,800,000	3,929,086
Wyandotte County/Kansas City Unified Government, Utility System Revenue (Insured; AMBAC)	5.65	9/1/18	9,130,000	10,575,005
Kentucky--.6%				
Ashland, PCR (Ashland Inc. Project)	5.70	11/1/09	4,000,000	4,203,320
Louisiana--.3%				
Morehouse Parish, PCR (International Paper Co. Project)	5.25	11/15/13	2,000,000	2,121,020
Maine--.6%				
Maine Housing Authority, Mortgage Purchase	4.75	11/15/21	4,100,000	4,204,181
Massachusetts--2.4%				
Massachusetts, Consolidated Loan	5.00	12/1/10	3,000,000	3,141,390
Massachusetts Bay Transportation Authority, Senior Sales Tax Revenue	5.25	7/1/19	2,500,000	2,842,450
Massachusetts Industrial Finance Agency, RRR (Ogden Haverhill Project)	5.35	12/1/10	3,000,000	3,126,480
Massachusetts Water Resource Authority, General Revenue (Insured; MBIA)	5.25	8/1/19	8,420,000	9,461,807
Michigan--4.5%				
Detroit, Water Supply System Revenue				

(Insured; FSA)	5.00	7/1/22	5,000,000	5,404,500
Detroit Local Development Finance Authority, Tax Increment Revenue	5.20	5/1/10	5,745,000	5,840,252
Greater Detroit Resource Recovery Authority, RRR (Insured; AMBAC)	6.25	12/13/08	7,755,000	8,096,297
Michigan Building Authority, Revenue (State Police Communications System)	5.25	10/1/13	1,945,000	2,116,880
Michigan Hospital Finance Authority, Revenue (Oakwood Obligation Group)	5.50	11/1/11	3,500,000	3,722,390
Michigan Hospital Finance Authority, Revenue (Sparrow Obligation Group)	5.25	11/15/11	2,500,000	2,640,600
Michigan Hospital Finance Authority, Revenue (Sparrow Obligation Group)	5.75	11/15/16	3,250,000	3,507,270
Michigan Municipal Bond Authority, Revenue (Drinking Water Revolving Fund)	5.25	10/1/09	2,370,000 [a]	2,465,558
Minnesota--1.3%				
Lakeville Independent School District Number 194, GO (Insured; FSA)	5.00	2/1/18	5,000,000	5,322,350
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	5.00	11/15/17	3,000,000	3,089,070
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	5.75	11/15/21	1,000,000	1,100,950
Mississippi--1.0%				
Mississippi Development Bank, Special Obligation Revenue (Madison County Highway Construction Project) (Insured; FGIC)	5.00	1/1/22	5,000,000	5,392,350
Walnut Grove Correctional Authority, COP (Insured; AMBAC)	5.50	11/1/07	1,855,000	1,878,132
Missouri--.8%				
Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson Landing Project)	6.00	6/1/20	3,160,000	3,673,595
Saint Louis, Airport Revenue (Airport Development Program) (Insured; MBIA)	5.63	7/1/11	2,500,000 [a]	2,696,975
Nevada--1.4%				
Director of the State of Nevada				

Department of Business and Industry, SWDR (Republic Services, Inc. Project)	5.63	6/1/18	5,000,000	5,576,650
Washoe County, Water Facility Revenue (Sierra Pacific Power Co. Project)	5.00	7/1/09	5,000,000	5,052,850
New Hampshire--.6%				
New Hampshire Higher Educational and Health Facilities Authority, HR (The Cheshire Medical Center Issue)	5.13	7/1/18	4,125,000	4,211,419
New Jersey--4.0%				
Camden County Improvement Authority, Health Care Redevelopment Project Revenue (The Cooper Health System Obligated Group Issue)	5.25	2/15/20	3,000,000	3,174,870
Casino Reinvestment Development Authority, Revenue (Insured; MBIA)	5.25	6/1/19	5,000,000	5,509,850
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.38	6/15/15	3,300,000	3,560,931
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.50	6/15/16	1,000,000	1,095,590
New Jersey Educational Facilities Authority, Revenue (Rider University Issue) (Insured; Radian)	5.00	7/1/10	1,880,000	1,939,051
New Jersey Educational Facilities Authority, Revenue (Rider University Issue) (Insured; Radian)	5.00	7/1/11	1,970,000	2,048,091
New Jersey Health Care Facilities Financing Authority, Revenue (South Jersey Hospital Issue)	6.00	7/1/12	3,425,000	3,668,826
New Jersey Turnpike Authority, Revenue (Insured; MBIA)	5.63	1/1/10	3,910,000 [a]	4,122,391
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	4.50	6/1/23	5,000,000	4,928,800
New Mexico--.6%				
Jicarilla, Apache Nation Revenue	5.00	9/1/11	1,500,000	1,542,915
Jicarilla, Apache Nation Revenue	5.00	9/1/13	2,905,000	3,013,356
New York--7.7%				
Long Island Power Authority, Electric System General Revenue (Insured; MBIA)	5.80	9/1/15	3,000,000 [e]	2,997,780

New York City	5.00	4/1/20	2,500,000	2,675,750
New York City	5.00	4/1/22	5,110,000	5,458,246
New York City (Insured; FSA)	5.00	6/1/16	3,395,000	3,693,047
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.13	8/1/11	2,000,000	2,132,460
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.50	8/1/16	3,500,000	4,130,840
New York State Dormitory Authority, FHA-Insured Mortgage HR (The Long Island College Hospital)	6.00	8/15/15	5,005,000	5,504,749
New York State Dormitory Authority, Revenue (State University Educational Facilities)	5.50	5/15/10	2,000,000	2,107,720
New York State Local Government Assistance Corporation	5.25	4/1/16	3,425,000	3,777,604
New York State Local Government Assistance Corporation (Insured; FSA)	5.25	4/1/16	2,200,000	2,436,610
New York State Thruway Authority, Local Highway and Bridge Service Contract Revenue	5.50	4/1/12	3,950,000	4,279,943
New York State Thruway Authority, Local Highway and Bridge Service Contract Revenue (Insured; XLCA)	5.50	4/1/13	5,000,000	5,409,200
New York State Thruway Authority, Second General Highway and Bridge Trust Fund (Insured; AMBAC)	6.97	4/1/18	5,000,000 c,f	5,441,100
New York State Urban Development Corp., Corporate Purpose Subordinate Lien	5.13	7/1/19	2,000,000	2,151,700
New York State Urban Development Corp., State Personal Income Tax Revenue (State Facilities and Equipment)	5.25	3/15/11	1,565,000	1,657,491
Tobacco Settlement Financing Corp. of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured)	5.50	6/1/18	4,000,000	4,322,080

North Carolina--5.2%

North Carolina Eastern Municipal Power Agency, Power System

Revenue	5.13	1/1/14	3,000,000	3,180,510
North Carolina Eastern Municipal Power Agency, Power System Revenue	5.00	1/1/21	1,200,000	1,334,388
North Carolina Eastern Municipal Power Agency, Power System Revenue (Insured; AMBAC)	5.00	1/1/20	5,000,000	5,405,800
North Carolina Eastern Municipal Power Agency, Power System Revenue (Insured; AMBAC)	5.25	1/1/20	5,000,000	5,518,150
North Carolina Medical Care Commission, FHA Insured Mortgage Revenue (Morehead Memorial Hospital Project) (Insured; FSA)	5.00	11/1/20	5,000,000	5,340,050
North Carolina Medical Care Commission, Retirement Facilities First Mortgage Revenue (The United Methodist Retirement Homes Project)	4.75	10/1/13	1,000,000	1,017,970
North Carolina Medical Care Commission, Retirement Facilities First Mortgage Revenue (The United Methodist Retirement Homes Project)	5.13	10/1/19	1,250,000	1,294,300
North Carolina Municipal Power Agency Number 1, Catawba Electric Revenue (Insured; FSA)	5.25	1/1/16	2,540,000	2,731,186
North Carolina Municipal Power Agency Number 1, Catawba Electric Revenue (Insured; FSA)	5.25	1/1/17	10,000,000	10,725,600
Raleigh Durham Airport Authority, Airport Revenue (Insured; FGIC)	5.25	11/1/12	2,365,000	2,528,138
Ohio--1.4%				
Cuyahoga County, Revenue (Cleveland Clinic Health System)	6.00	1/1/17	5,000,000	5,584,600
Knox County, Hospital Facilities Revenue (Knox Community Hospital) (Insured; Radian)	5.00	6/1/12	1,500,000	1,551,135
Ohio Higher Educational Facility Commission, Higher Educational Facility Revenue (Xavier University Project) (Insured; CIFG)	5.25	5/1/20	3,230,000	3,559,525
Oregon--1.8%				
Gilliam County, SWDR	4.15	5/1/09	3,400,000	3,386,638
Tri-County Metropolitan Transportation District, Payroll Tax and Grant Receipt				

Revenue (Insured; MBIA)	4.00	5/1/14	4,000,000	4,021,760
Washington County Unified Sewerage Agency, Senior Lien Sewer Revenue (Insured; FGIC)	5.75	10/1/12	5,670,000	6,268,639
Pennsylvania--5.3%				
Allegheny County, Airport Revenue (Pittsburgh International Airport) (Insured; MBIA)	5.75	1/1/11	5,000,000	5,330,450
Allegheny County Industrial Development Authority, PCR (Duquesne Light Company Project) (Insured; AMBAC)	4.05	9/1/11	2,000,000	2,032,560
Delaware River Joint Toll Bridge Commission, Bridge Revenue	5.25	7/1/13	2,500,000	2,701,725
Delaware Valley Regional Finance Authority, Local Government Revenue	5.75	7/1/17	6,830,000	7,861,945
Erie County Industrial Development Authority, EIR (International Paper Co. Project)	5.25	9/1/10	2,100,000	2,166,045
Montgomery County Higher Education and Health Authority, HR (Abington Memorial Hospital) (Insured; AMBAC)	6.10	6/1/12	5,000,000	5,542,350
Pennsylvania Higher Educational Facilities Authority, Revenue (UPMC Health System)	6.25	1/15/15	3,660,000	4,007,993
Philadelphia, GO (Insured; XLCA)	5.25	2/15/13	5,535,000	5,973,372
Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue)	6.00	12/1/12	2,000,000	2,179,100
State Public School Building Authority, School LR (Colonial Intermediate Unit Number 20) (Insured; FGIC)	5.25	5/15/19	2,175,000	2,392,543
Rhode Island--1.0%				
Rhode Island Health and Educational Building Corp., Health Facilities Revenue (Saint Antoine Residence Issue) (LOC; Allied Irish Bank)	5.50	11/15/09	2,095,000	2,150,874
Rhode Island Health and Educational Building Corp., Hospital Financing Revenue (Lifespan Obligation Group Issue) (Insured; MBIA)	5.75	5/15/08	560,000	573,507
Rhode Island Health and Educational Building Corp., Revenue (Roger Williams University) (Insured; Radian)	5.00	11/15/21	1,360,000	1,427,456

Rhode Island Student Loan Authority, Student Loan Program Revenue (Insured; AMBAC)	4.80	12/1/21	3,600,000	3,733,272
South Carolina--3.5%				
Anderson County, IDR (Federal Paper Board Company, Inc. Project)	4.75	8/1/10	4,520,000	4,556,883
Berkeley County School District, Installment Purchase Revenue (Securing Assets for Education)	5.25	12/1/21	9,395,000	9,986,603
Charleston Educational Excellence Financing Corp., Installment Purchase Revenue (Charleston County School District, South Carolina Project)	5.25	12/1/21	5,000,000	5,440,300
Dorchester County School District Number 2, Installment Purchase Revenue (Growth Remedy Opportunity Without Tax Hike)	5.25	12/1/21	5,000,000	5,368,200
Hilton Head Island Public Facilities Corp., COP (Insured; AMBAC)	5.00	3/1/13	1,065,000	1,135,727
Tennessee--2.9%				
Johnson City Health and Educational Facility Board, HR (Medical Center Hospital Improvement) (Insured; MBIA)	5.13	7/1/11	6,720,000	6,956,342
Tennessee Energy Acquisition Corporation, Gas Project Revenue	5.25	9/1/18	10,000,000	11,158,500
Tennessee Housing Development Agency (Homeownership Program)	5.20	7/1/10	1,815,000	1,873,207
Tennessee Housing Development Agency (Homeownership Program)	5.30	7/1/11	2,140,000	2,210,342
Texas--10.8%				
Alliance Airport Authority Inc., Special Facilities Revenue (Federal Express Corp. Project)	6.55	4/1/21	8,870,000 [c,f]	9,100,531
Austin Convention Enterprises, Inc., Convention Center Hotel Second Tier Revenue	6.00	1/1/17	1,935,000	2,109,750
Austin Convention Enterprises, Inc., Convention Center Hotel Second Tier Revenue	6.00	1/1/18	1,125,000	1,222,920
Austin Convention Enterprises, Inc., Convention Center Hotel Second Tier Revenue	6.00	1/1/20	1,555,000	1,691,622
Bexar County, Revenue (Venue Project) (Insured; MBIA)	5.75	8/15/13	5,000,000	5,318,600
Brazos River Authority,				

PCR (TXU Electric Company Project)	5.75	11/1/11	2,020,000	2,085,711
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Facility Improvement Corp., Revenue (Bombardier Inc.)	6.15	1/1/16	4,000,000	4,041,440
Cypress-Fairbanks Independent School District, Tax Schoolhouse (Permanent School Fund Guaranteed)	6.75	2/15/10	1,700,000 [a]	1,847,492
Deer Park Independent School District, Limited Tax School Building Bonds (Permanent School Fund Guaranteed)	5.25	2/15/21	2,235,000 [b]	2,488,941
Gulf Coast Waste Disposal Authority, Bayport Area System Revenue (Insured; AMBAC)	5.00	10/1/14	2,065,000	2,229,849
Harris County Health Facilities Development Corp., HR (Memorial Hermann Hospital System) (Insured; FSA)	5.50	6/1/12	8,295,000	8,951,466
Houston, Airport System Special Facilities Revenue (Continental Airlines, Inc. Terminal E Project)	6.75	7/1/21	5,000,000	5,400,750
Houston, Combined Utility System, First Lien Revenue (Insured; FSA)	5.25	11/15/17	5,000,000	5,622,600
Houston, Combined Utility System, First Lien Revenue (Insured; MBIA)	5.25	5/15/12	2,750,000	2,949,595
Lewisville, Combination Tax and Revenue Certificates of Obligation (Insured; MBIA)	5.25	2/15/20	1,230,000	1,331,955
Lower Colorado River Authority, Transmission Contract Revenue (LCRA Transmission Services Corp. Project) (Insured; FGIC)	5.00	5/15/20	4,200,000	4,378,500
Port of Corpus Christi Industrial Development Corp., Revenue (Valero Refining and Marketing Company Project)	5.13	4/1/09	2,250,000	2,330,505
Port of Corpus Christi Industrial Development Corp., Revenue (Valero Refining and Marketing Company Project)	5.40	4/1/18	1,500,000	1,544,070
Tarrant County Health Facilities Development Corporation, Health Resources System				

Revenue (Insured; MBIA)	5.75	2/15/14	5,000,000	5,569,900
Tarrant County Health Facilities Development Corporation, Health System Revenue (Harris Methodist Health System)	6.00	9/1/10	7,725,000	8,157,445
Texas Municipal Gas Acquisition and Supply Corporation I, Gas Supply Revenue	5.00	12/15/17	4,000,000 c,f	4,035,000
Texas Municipal Power Agency, Revenue (Insured; AMBAC)	0.00	9/1/09	170,000	154,834
Utah--2.0%				
Jordanelle Special Service District (Special Assessment Improvement District)	8.00	10/1/11	3,865,000	3,979,752
Orem, Sales Tax Revenue (Insured; AMBAC)	5.00	4/15/18	3,325,000	3,513,228
Utah Building Ownership Authority, LR (State Facilities Master Lease Program)	5.00	5/15/17	2,950,000	3,155,615
Utah County, EIR (USX Corp. Project)	5.05	11/1/11	4,480,000	4,746,381
Virginia--2.5%				
Arlington County Industrial Development Authority, RRR (Ogden Martin System of Alexandria/Arlington Inc. Project) (Insured; FSA)	5.38	1/1/12	2,530,000	2,595,173
Greater Richmond Convention Center Authority, Hotel Tax Revenue (Convention Center Expansion Project)	6.00	6/15/10	2,000,000 a	2,162,060
Henrico County Economic Development Authority, Residential Care Facility Mortgage Revenue (Westminster Canterbury of Richmond)	5.00	10/1/21	1,000,000	1,040,540
Peninsula Ports Authority, Revenue (Port Facility-CSX Transportation Project)	6.00	12/15/12	4,150,000	4,502,750
Tobacco Settlement Financing Corp. of Virginia, Tobacco Settlement Asset-Backed Bonds	4.00	6/1/13	5,605,000	5,597,041
Tobacco Settlement Financing Corp. of Virginia, Tobacco Settlement Asset-Backed Bonds	5.25	6/1/19	3,000,000	3,152,490
Washington--5.2%				
Energy Northwest, Columbia Generating Station Electric Revenue	5.00	7/1/23	5,000,000	5,396,400
Franklin County, GO (Pasco School District				

Number 1) (Insured; FSA)	5.25	12/1/19	5,000,000	5,395,800
Goat Hill Properties, LR (Government Office Building Project) (Insured; MBIA)	5.25	12/1/20	2,710,000	2,949,889
Port of Seattle, Limited Tax GO (Insured; FSA)	5.00	11/1/16	5,000,000	5,299,700
Seattle, Municipal Light and Power Improvements Revenue (Insured; FSA)	5.25	3/1/10	50,000	52,281
Seattle, Municipal Light and Power Improvements Revenue (Insured; FSA)	6.72	3/1/10	13,000,000 [c,f]	13,593,125
Washington	5.75	10/1/12	20,000	21,456
Washington	5.75	10/1/12	2,305,000	2,457,084
Washington, Various Purpose GO	5.50	7/1/09	2,000,000 [a]	2,083,360
Washington Housing Finance Commission (Single Family Program) (Collateralized: FHLMC, FNMA and GNMA)	5.75	12/1/37	2,000,000	2,138,360
West Virginia--.4%				
West Virginia Economic Development Authority, LR (Department of Environmental Protection)	5.50	11/1/22	2,895,000	3,191,506
Wisconsin--.5%				
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Medical Group, Inc. Project) (Insured; FSA)	6.00	11/15/11	3,500,000	3,831,590
U.S. Related--1.5%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	2,500,000	2,671,325
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	5,000,000 [a]	5,342,650
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	3,300,000 [a]	3,526,149
Total Long-Term Municipal Investments (cost $750,489,094)				**768,088,500**

Short-Term Municipal Investments--.5%	**Coupon Rate (%)**	**Maturity Date**	**Principal Amount ($)**	**Value ($)**
Idaho--.3%				
Idaho Health Facilities Authority, Revenue (Saint Lukes Regional Medical Center Project) (Insured; FSA and Liquidity Facility; Bank of Montreal)	3.62	3/1/07	2,600,000 [g]	2,600,000
Vermont--.2%				

Vermont Educational and Health Buildings Financing Agency, HR (Gifford Medical Center Project) (LOC; Key Bank)	3.64	3/1/07	1,530,000 g	1,530,000
Total Short-Term Municipal Investments (cost $4,130,000)				**4,130,000**
Total Investments (cost $754,619,094)			**101.8%**	**772,218,500**
Liabilities, Less Cash and Receivables			**(1.8%)**	**(13,666,356)**
Net Assets			**100.0%**	**758,552,144**

a   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b   Purchased on a delayed delivery basis.

c   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 28, 2007, these securities amounted to $33,195,656 or 4.4% of net assets.

d   Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.

e   Variable rate security--interest rate subject to periodic change.

f   Collateral for floating rate borrowings.

g   Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue

LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance